Filed by PBRELF I, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488

The following Q&A appeared in the October 2019 Forbes Real Estate Investor Newsletter.

A FIRST LOOK AT A NEW MORTGAGE REIT

Broadmark has reached an agreement to merge with Trinity Merger (TMCX) to form a publicly traded, internally-managed mortgage REIT called Broadmark Realty Capital.

Seattle-based Broadmark was founded in 2010 and provides financing to real estate developers and investors. Special purpose acquisition company (SPAC) Trinity Merger is based in Hawaii. The proposed new REIT will focus on residential lending that capitalizes on significant demand for construction financing previously provided by commercial banks.

Broadmark has built up an extensive network of developer relationships with more than 500 borrowers since inception. Its differentiated strategy entails the following:

•	An alternative, unlevered, credit-focused strategy that generates a double-digit yield with limited correlation to broader equity capital markets

•	A successful track record of raising capital privately for real estate lending, providing significant growth opportunity to generate additional fee income

•	A high-quality, unlevered, double-digit-yielding portfolio that supports book value

•	An attractive 16% average unlevered fixed-rate yield that provides earnings stability

•	Targeted loans with short-term maturities that provide multiple benefits—such as mitigating interest rate risk due to faster re-pricing ability for shifts in market interest rates.

I recently caught up with Pyatt Broadmark Management LLC’s—part of the Broadmark family of companies—cofounder Jeffrey Pyatt, who will serve as CEO of Broadmark Realty Capital if the proposed deal closes, to discuss the new REIT and the opportunities for investors to gain a slice of a high-yielding REIT.

Brad Thomas: Tell me the value proposition for Broadmark.

Pyatt: Broadmark has a proven business model on which we think we can expand. We believe a significant opportunity exists to finance the development and construction of residential and commercial properties in states with favorable demographic trends, a business that has seen a reduction in the number of lenders servicing this segment. With enhanced access to capital, we believe we can continue to grow our business and create long-term value. Our management team is experienced and will be internalized in this transaction.

Our annualized weighted average all-in loan rate of 16.8%, on an unlevered basis as of June 30, 2019, includes upfront origination fees typically ranging from 3% to 5% of the original principal amount of the loan, along with renewal fees, and fixed annual interest rates of 10% to 13%. We conservatively and rigorously underwrite our loan investments and have historically funded our deals with 100% equity and without utilizing debt. Based on our contemplated structure, we expect to pay monthly or quarterly distributions. We believe our current public peers with low leverage and internalized management currently trade at a yield well-below these levels.

Thomas: What percentage of Broadmark’s loan portfolio is allocated to single-family versus multifamily? Also, what is the target range for these two sectors and why?

Pyatt: As of June 30, 2019, our portfolio of active loans had approximately $1.1 billion of principal commitments across 264 loans to more than 200 borrowers in ten states plus the District of Columbia, of which approximately $0.7 billion was funded. Approximately 60% of our portfolio was comprised of single and multifamily properties, including single-family homes, townhomes, multifamily apartments and other multifamily properties. We characterize our portfolio a bit differently based on the type and intended use.

Based on these parameters, residential properties developed for resale represented 39.2% of our portfolio; residential to be rented represented 19.3%; the remaining 41.5% comprised commercial and horizontal development and raw land. We have not communicated a specific target range for our portfolio segments.

Our origination expertise provides access to a diverse pool of potential construction loans, and we believe maintaining a diversified portfolio is important for risk mitigation. Post transaction, we anticipate that our company will have significant available cash to fund our loan pipeline.

Thomas: Can you explain the company’s geographic footprint and expansion plans?

Pyatt: As I said, the loan portfolio covers ten states and the District of Columbia. The majority of loans are located in Washington, Colorado, Utah and Texas. We recently expanded our footprint to cover the Southeast region in 2018 and the Mid-Atlantic region in 2019, both of which still remain a small portion of the total loan portfolio and provide an opportunity for growth going forward.

First and foremost, we focus our loan origination efforts in markets that exhibit favorable demographic trends—three of our four top states are in the top ten in the nation for net population migration for the period between 2010 and 2018. In addition, we have historically targeted markets within non-judicial foreclosure statutes. Efficient access to collateral real estate is key to preserving value and timely access to eventual liquidity.

Thomas: The Broadmark companies have enjoyed a minimal loss history of around $0.4 million—approximately 0.02% of total loans—in realized losses since inception. How is risk managed?

Pyatt: Our origination process and loan sourcing are key strengths for the company, and our focus on high collateral coverage for our loans and rigorous underwriting standards have allowed us to protect our investments and limit instances of loss. All loans represent first deeds of trust, have personal guarantees and are subject to modest loan to value limitations.

We will continue to utilize our approach going forward, and we believe we can continue to produce strong performance in the future. Moreover, we have historically not used any debt to finance our investments, which provides us with added flexibility and time to manage through loan restructures or foreclosures.

Thomas: What is the pathway for going public and trading under the ticker symbol BRMK?

Pyatt: In order to close our deal, we must obtain approval from a majority of our investors in each of the Broadmark companies and from investors in the Trinity SPAC, as well as satisfy certain other conditions in the merger agreement that are required to complete the merger transaction. Following approval and the satisfaction of these conditions, the merger is expected to close in fourth-quarter 2019.

Thomas: Broadmark plans to pay monthly dividends. Why?

Pyatt: Broadmark has a track record of delivering consistent monthly distributions of 10%-11% on an annualized basis. We believe our investors like monthly dividends, and we expect to maintain those as a public company, subject to regular board review and approval.

Our origination process and loan sourcing are key strengths for the company, and our focus on high collateral coverage for our loans and rigorous underwriting standards have allowed us to protect our investments and limit instances of loss

Thomas: Broadmark will operate as an internally-managed REIT. What’s the reason?

Pyatt: We believe it provides a greater alignment of interests between shareholders and management. In addition, it is expected that a wholly-owned subsidiary of Broadmark will act as the manager of a newly-formed private REIT, and our shareholders will benefit from the income we earn from managing the private REIT. This dual-pronged approach will enable us to raise additional capital to fund new loans. We believe this will be a competitive advantage relative to many of the public mortgage REITs that are externally advised.

Thomas: What is your experience with Broadmark?

Pyatt: I am the cofounder and a director of our existing real estate lending companies as well as a managing partner of the management companies. I will become the CEO of Broadmark Realty Capital.

Thomas: Can you advise on what is being contemplated with the warrants of Trinity Merger Corp. Warrant (TMCXW) post-transaction?

Pyatt: Based on the transaction being contemplated, including the proposed warrant amendment, Broadmark Realty will have approximately 41.7 million public warrants outstanding following closing of the transaction, which warrants will be exercisable into 10.4 million shares at $11.50 per share.

Each public warrant will entitle the holder to purchase a ¼ share of the company for $2.875. We will also have approximately 5.2 million private warrants exercisable into 5.2 million shares at $11.50. If all 41.7 million warrants are exercised, we will receive net proceeds of approximately $119.8 million that we may be able to invest in new loans.

The remaining 5.2 million private warrants may be exercised on a cashless basis, which means the holders will receive the in-the-money value of the warrants in new shares of the company. Alternatively, the private warrants may also be exercised for cash that would result in an additional $60 million in cash proceeds to us. In exchange for approving the proposed warrant amendment, each holder of a Trinity public warrant will receive a cash payment of $1.60 for each such warrant, or a total of $66.7 million for all 41.7 million warrants.

Thomas: Thank you.

Additional Information

In connection with the proposed transaction, Trinity Sub Inc., a Maryland corporation which will change its name to Broadmark Realty Capital Inc. at the completion of the transaction (“Broadmark Realty”), has filed a Registration Statement on Form S-4, which includes a preliminary joint proxy statement/prospectus.  The Registration Statement on Form S-4 remains subject to further amendment and completion.  Following the time the Registration Statement on Form S-4 is declared effective by the Securities and Exchange Commission (“SEC”) and the setting of a record date established for voting on the proposed transaction, Trinity Merger Corp. (“Trinity”) and Broadmark (as defined herein) will mail the definitive joint proxy solicitation statement/prospectus and other relevant documents to their stockholders and members, respectively.  Investors and security holders of Trinity and Broadmark are advised to read the preliminary joint proxy solicitation statement/prospectus, and any amendments thereto, and, when available, the definitive joint proxy solicitation statement/prospectus in connection with Trinity’s solicitation of proxies for its special meeting of stockholders and Broadmark’s solicitation of proxies for its special meeting of members of each Company (as defined herein), in each case to be held to approve the proposed transaction because the joint proxy solicitation statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction.  Stockholders will also be able to obtain copies of the Registration Statement and joint proxy solicitation statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.  Broadmark members will also be able to obtain copies of the Registration Statement and joint proxy solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn:  Adam Fountain.

Participants in the Solicitation

Trinity, Broadmark Realty and Broadmark and their respective directors, executive officers, other members of management, employees and others acting on their behalf, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and warrant holders and Broadmark’s members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and the names and interests in the proposed transaction of Broadmark’s directors and managers, disclosed in the joint proxy statement statement/prospectus relating to the proposed business combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding Trinity’s industry, future events, the proposed transaction among Trinity, Broadmark Realty, Trinity Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Broadmark Realty, Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Broadmark Realty, PBRELF I, LLC, a Washington limited liability company (“PBRELF”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II, MgCo III, and the Companies and their respective subsidiaries, “Broadmark”), the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of each of Trinity’s and Broadmark’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding Trinity’s and Broadmark’s respective businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environments in which Trinity and Broadmark operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industries in which Trinity and Broadmark operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Trinity’s or Broadmark’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approvals of the stockholders of Trinity or of the members of Broadmark or a contemplated amendment to Trinity’s outstanding warrants is not obtained; failure to complete the previously disclosed contemplated PIPE financing expected to be completed in connection with the business combination; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Trinity and Broadmark; uncertainty as to the long-term value of Broadmark Realty’s common stock; and those discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the joint proxy statement/prospectus relating to the proposed business combination.  There may be additional risks that Trinity and Broadmark presently do not know or that Trinity and Broadmark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide Trinity’s and Broadmark’s expectations, plans or forecasts of future events and views as of the date of this communication.  Trinity and Broadmark anticipate that subsequent events and developments will cause such parties’ assessments to change.  However, while Trinity and Broadmark may elect to update these forward-looking statements at some point in the future, both Trinity and Broadmark specifically disclaim any obligation to do so.  These forward-looking statements should not be relied upon as representing Trinity’s and Broadmark’s assessments as of any date subsequent to the date of this communication.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Trinity’s and Broadmark’s overall business, including those more fully described in Trinity’s and Broadmark Realty’s filings with the SEC, including, without limitation, the joint proxy statement/prospectus, as may be amended from time to time.  Forward-looking statements are not guarantees of performance, and speak only as of the date made, and none of Trinity or its management or Broadmark or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.